LICENSE AND DISTRIBUTION AGREEMENT THIS AGREEMENT made as of the 19th day of July, 1999 BETWEEN:

VLADIMIR PETROVIC., of 5928 Rumble Street, Burnaby, British Columbia, V5J 2C5

("Petrovic")

AND:

KEY CAPITAL GROUP INC., of Suite 2674, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4

("Key Capital") WITNESSES THAT WHEREAS:

A.

Petrovic is the legal and beneficial owner of all right, title and interest in and to the Invention, the Patents, the Technology and the Petrovic Marks;

B.

Petrovic has filed a provisional patent application for the Invention;

C.

Pursuant to a letter dated March 1, 1999 Petrovic agreed to grant Key Capital the exclusive license to use and sub-license the Technology and the Petrovic Marks for the manufacture, marketing, distribution and sale of Products throughout the Territory, and, a patent application having been made, the parties desire to formalize that agreement;

NOW THEREFORE, in consideration of the premises and the sum of Cdn. $10.00 now paid by Key Capital to Petrovic (the receipt and sufficiency of which is hereby acknowledged by Petrovic), and in consideration of the mutual covenants and obligations herein set forth, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.01

In this Agreement, unless a contrary intention appears, the words and phrases set out in Schedule "A" hereto shall have the meanings assigned to them in Schedule "A".

ARTICLE 2
LICENSE AND TERM

2.01

Petrovic hereby grants the License to Key Capital for the initial term of twenty years, commencing as of the date of this Agreement.

2.02

The License shall continue from year to year after expiry of the initial term until and unless terminated by either party giving the other party not less than twelve month's prior written notice of termination.

ARTICLE 3
PROPERTY RIGHTS

3.01

Sole and exclusive legal and beneficial right, title and interest in and to the Invention, Technology, the Patents and all Petrovic Marks is hereby reserved to Petrovic.

3.02

Petrovic will, forthwith upon receipt of a written request from Key Capital and at Key Capital's cost and expense, do such further and other things, enter into such further and other agreements and execute and deliver to Key Capital such further and other documents and instruments as Key Capital may reasonably require to facilitate the use by Key Capital of the Petrovic Marks and the Technology.

ARTICLE 4
PROHIBITION ON COMPETITION

4.01

Petrovic will not directly or indirectly manufacture, market, distribute or sell, or in any way be involved in the manufacture, marketing, distribution or sale of, any Products in the Territory during the currency of this Agreement, or sub-license any of the Technology, and Petrovic will at the request and cost and expense of Key Capital, use all reasonable commercial efforts to prevent any person other than Key Capital and its sub-licensees from using or exploiting the Technology or selling or distributing Products in the Territory and will not grant to any other person any rights that would conflict with the nature of the License granted hereby.

ARTICLE 5
IMPROVEMENTS

5.01

If Petrovic discovers, invents, develops or acquires any improvements, variations, updates, modifications and enhancements (collectively "Petrovic Improvements") relating to the Invention or the Technology during the term of this Agreement, Petrovic shall be exclusively entitled to such Petrovic Improvements and shall have legal and beneficial title thereto, and shall be entitled to obtain patent protection therefor in all countries at his expense.

5.02

Petrovic shall promptly disclose to Key Capital all Petrovic Improvements and make available to Key Capital all information relating thereto including trade secrets, proprietary information, plans, blueprints, technical data and materials, knowledge, know-how and techniques relating to the Petrovic Improvements, and such Petrovic Improvement shall be deemed to be licensed to Key Capital under the License such that Key Capital shall be entitled to the use and benefit of such Petrovic Improvements as though same were part of the Invention and Technology for the purposes of this Agreement.

5.03

If Key Capital discovers, invents, develops or acquires any improvements, variations, updates, modifications and enhancements (collectively "Key Capital Improvements") relating to the existing Technology during the term of this Agreement, all right, title and interest in and to such Key Capital Improvements shall immediately vest in Petrovic and such Key Capital Improvements shall thereafter be deemed to be licensed to Key Capital under the License in the Territory such that Key Capital shall be entitled to the use and benefit of such Petrovic Improvements on a perpetual, royalty-free, exclusive basis.

ARTICLE 6
ROYALTIES AND PERFORMANCE

6.01

Key Capital shall pay to Petrovic during the term of this Agreement a royalty equal to 50% of Net Profits.

6.02

Royalties shall become due and payable on each Royalty Due Date.

6.03

Key Capital shall pay royalties within 15 days of the same becoming due and payable.

6.04

Products shall be deemed to have been sold by Key Capital when payment in full therefor has been received by Key Capital in the form of cash or credit or by way of any measurable benefit, advantage or concession, and shall be deemed to have been sold by a sub-licensee of Key Capital when Key Capital has received payment in full of the royalty or other consideration payable to Key Capital by such sub-licensee in respect of such sale.

6.05

Key Capital shall be deemed to have received revenue from the Other Applications when payment in full therefor has been received by Key Capital in the form of cash or credit or by way of any measurable benefit, advantage or concession, and a sub-licensee of Key Capital shall be deemed to have received revenue from the Other Applications when Key Capital has received payment in full of the royalty or other consideration payable to Key Capital by such sub-licensee in respect of such Other Application.

ARTICLE 7
SUB LICENSING

7.01

Key Capital shall have the right to grant sub-licenses of the License and to otherwise permit Other Applications and the manufacture, distribution and sale of Products in the Territory.

7.02

Key Capital shall provide Petrovic with a copy of each sub-license agreement within 30 days after execution of same.

7.03

Any sub-license granted by Key Capital shall contain covenants by the sub-licensee to observe and perform similar terms and conditions to those in this Agreement respecting the Technology and Petrovic Trademarks.

7.04

Petrovic will execute and deliver such further assurances as any sub-licensee may reasonably request to assure to such sub-licensee its rights, title and interest under such sublicense.

ARTICLE 8
ASSIGNMENT

8.01

Petrovic may assign, transfer, or otherwise dispose of any or all of his rights under this Agreement to any person upon notice to, but without the prior consent of, Key Capital; provided that in the event of any such assignment Petrovic shall be jointly and severally responsible with such person for the observance and performance of his covenants and obligations under this Agreement.

8.02

Key Capital may assign, transfer, or otherwise dispose of any or all of its rights under this Agreement to any person with notice to, but without the prior consent of, Petrovic; provided that in the event of any such assignment Key Capital shall be jointly and severally responsible with such person for the observance and performance of its covenants and obligations under this Agreement.

ARTICLE 9
TRADE-MARKS

9.01

Key Capital shall have the right to use the Petrovic Marks in connection with Key Capital's use of the Technology and the advertisement, marketing and promotion of Petrovic Products, provided always that Key Capital uses such marks in accordance with Petrovic's reasonable instructions.

9.02

Key Capital acknowledges hereby that it has no interest or rights in the Petrovic Marks except as stated in this Agreement and upon termination of this Agreement Key Capital shall immediately stop all display, advertising and use of all Petrovic Marks.

9.03

Key Capital will, and will cause its sub-licensees to, indicate on all packaging for Petrovic Products the fact that their use of the Petrovic Marks is a licensed use, and of the identity of Petrovic as the owner of the Petrovic Marks, as and when requested to do so by Petrovic.

9.04

Key Capital and each of its sub-licensees shall be entitled to be recorded as a registered user of the Petrovic Marks.

ARTICLE 10
PUBLICATION AND CONFIDENTIALITY

10.01

Key Capital acknowledges and agrees that it will treat the Technology as confidential and that it will not disclose or communicate or cause to be disclosed or communicated the Technology to any person or body corporate except as permitted under a sub-license, and except as may be reasonably necessary for Key Capital to carry on its business.

10.02

Key Capital covenants and agrees that it will initiate and maintain an appropriate internal program limiting the internal distribution of the Technology to its officers, servants or agents on a need to know basis and to obtain the appropriate non-disclosure agreements from any and all persons who may have access to the Technology.

10.03

Petrovic shall be permitted to present to the public by oral or written presentation and to publish in journals or other publications information relating to the Technology.

ARTICLE 11
ACCOUNTING RECORDS

11.01

Key Capital shall maintain at its principal place of business, or such other place as may be most convenient, separate accounts and records of business done pursuant to this Agreement, such accounts and records to be in sufficient detail to enable proper returns to be made under this Agreement, and Key Capital shall require sub-licensees to keep similar accounts and records.

11.02

Key Capital shall deliver to Petrovic 15 days after each Royalty Due Date, together with the royalty payable hereunder, an accounting statement setting out in detail how the amount of the royalty was determined.

11.03

The calculation of royalties shall be carried out in accordance with generally accepted accounting principles applied on a consistent basis.

11.04

Key Capital shall retain the accounts and records referred to in section 11.01 above for at least three years after the date upon which they were made and shall permit any duly authorized representative of Petrovic to inspect such accounts and records during normal business hours of

Key Capital at Petrovic's expense; and Key Capital shall furnish such reasonable evidence as such representative will deem necessary to verify the accounting and will permit such representative to make copies of or extracts from such accounts, records and agreements at

Petrovic's expense.

ARTICLE 12
PRODUCTION AND MARKETING

12.01

Petrovic will during the term of this Agreement generally assist Key Capital and use his own best efforts to facilitate the more efficient and economic use of the License by Key Capital and the manufacture, marketing, sale and distribution of Products.

12.02

Petrovic will during the term of this Agreement, if requested by Key Capital:

(a)

provide plans and specifications for the Invention and comprehensive instructions sufficient to permit the manufacture, operation or application of the Products;

(b)

provide ongoing consultation and advisory services in connection with the subject matter of this Agreement as may reasonably by requested from time to time, all at reasonable commercial rates.

ARTICLE 13

 WARRANTIES

13.01

Petrovic represents and warrants to Key Capital, with the intent that Key Capital shall rely thereupon in entering into this Agreement, that:

(a)

Petrovic has the legal right and authority to enter into this Agreement and to grant the License to Key Capital;

(b)

Petrovic is the legal and beneficial owner of all right, title and interest in and to the Invention and the Technology free and clear of all mortgages, charges, liens and adverse claims whatsoever, and the Invention is not in the public domain in North America;

(c)

to the best of Petrovic's knowledge, information and belief, there are no lawful grounds for invalidating any Patents;

(d)

the Invention is fully and adequately described in the patent application for the Invention;

(e)

the Invention will perform as described by Petrovic to Key Capital and will, without limiting the generality of the foregoing, substantially reduce the charging time for batteries and substantially increase the charge storing capacity of batteries;

(f)

Petrovic has not granted or agreed to grant any license or any other agreement whereby Petrovic is obliged to give any other person any rights to make, use or sell Products or to make Other Applications, and Key Capital shall have the uninterrupted right to use, market and sub-license the Invention, Technology and Petrovic Marks in accordance with the terms of this Agreement.

13.02

If any party to this Agreement becomes aware of any threatened or actual infringement of any Patent or Petrovic Mark in the Territory, it will promptly give notice to the other party.

13.03

In the event of an alleged infringement of any Patent or any right respecting the Technology, Key Capital shall have the right to prosecute litigation designed to enjoin infringers of the Technology and Petrovic agrees to co-operate to the extent of executing all necessary documents and to vest in Key Capital the right to institute any such suits.

13.04

In the event of any complaint alleging infringement or violation of any Patent or other proprietary right is made against Key Capital with respect to the use of the Technology or the manufacture, use or sale of any Product, the following procedure shall be adopted:

(a)

Key Capital shall promptly notify Petrovic upon receipt of any such complaint and shall keep Petrovic fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by Key Capital,

(b)

subject to this section, all costs and expenses incurred by Key Capital in investigating, resisting and litigating such a complaint shall be borne entirely by Key Capital,

(c)

no decision or action concerning or governing any final disposition of the complaint shall be taken without full consultation with and approval by Petrovic;

(d)

Petrovic may elect to participate formally in any litigation involving a complaint to the extent that the court may permit, but any additional expenses generated by such formal participation shall be borne entirely by Petrovic (subject to the possibility of recovery of some or all of such additional expenses from the complainant);

(e)

if the complainant is willing to accept an offer of settlement and one of the parties to this Agreement is willing to make or accept such offer and the other is not, then the unwilling party shall conduct all further proceedings at its own expense, and shall be responsible for the full amount of any damages, costs, accounting of profits and settlement costs in excess of those provided in such offer, but shall be entitled to retain unto itself the benefit of any litigated or settled result entailing a lower payment of costs, damages, accounting of profits and settlement costs than that provided in such offer.

ARTICLE 14
TERMINATION

14.01

If Key Capital fails to remedy any one of the following defaults within 60 days after written notice from Petrovic to remedy such default, Petrovic may, at his option and at his discretion, to be exercised reasonably, terminate this Agreement forthwith by delivering notice in writing confirming the continuing default and giving notice of termination therefor to Key Capital:

(a)

if Key Capital is declared insolvent or makes an assignment for the benefit of its creditors, is declared bankrupt, makes or files a notice of intention to make a proposal or otherwise takes advantage of provisions for relief under the Bankruptcy and Insolvency Act or similar legislation in any jurisdiction, or

(b)

if any resolution is passed or order made or other steps taken for the winding up, dissolution, liquidation or other termination of the existence of Key Capital, or

(c)

if a receiver, receiver-manager or trustee in bankruptcy or similar officer is appointed to take charge of the affairs of Key Capital and such appointment is not set aside within 30 days, or

(d)

if Key Capital acknowledges its insolvency in writing; or

(e)

if by March 31, 2001, Key Capital has demonstrated itself to be incapable of marketing the PRODUCT

14.02

Other than as set out in section 14.01 herein, if either party shall be in default under or shall fail to comply with the terms of this Agreement (each a "default") and:

(a)

if such default is reasonably curable within 60 days after receipt of notice of such default and such default or failure to comply is not cured within 60 days after receipt of written notice thereof, or

(b)

if such default is not reasonably curable within 60 days after receipt of written notice thereof, and such default or failure to comply is not cured within such further reasonable period of time as may be necessary for the curing of such default or failure to comply, then the non-defaulting party shall have the right to terminate this Agreement by written notice to that effect; and in the event of such a default by Petrovic, Key Capital will thereafter have a nonexclusive, royalty-free License throughout the remainder of the currency of this Agreement.

14.03

If this Agreement is terminated by Petrovic pursuant to section 14.01 or 14.02 herein, Key Capital shall continue to make royalty payments to Petrovic in the manner specified in Article 6, and Petrovic may proceed to enforce payment of all outstanding royalties or other moneys owed to Petrovic and to exercise any or all of the rights and remedies contained herein or otherwise available to Petrovic by law or in equity, successively or concurrently at the option of Petrovic; provided that notwithstanding any termination of this Agreement, Key Capital shall continue to be entitled to 50% of Net Profits derived from any customer or sub-licensee having entered into a commercial relationship with Key Capital prior to the date of termination.

14.04

Any defaulting party hereunder will pay all charges or expenses incurred by the nondefaulting party in the enforcement of its rights or remedies hereunder, including without limitation such party's solicitors fees and disbursements on a full indemnity basis.

14.05

The License hereby granted is an enduring license as provided in section 2.02 and the License and this Agreement shall remain in full force and effect until and unless terminated pursuant to section 2.02, 14.01 or 14.02 hereof, or by written agreement between the parties.

ARTICLE 15

INDEMNITY

15.01

Key Capital hereby indemnifies, holds harmless and defends Petrovic, its officers, employees and agents against any and all claims arising out of the exercise of any rights under this Agreement as a result of any acts or omissions of Key Capital, including, without limiting the generality of the foregoing, against any damages or losses, consequential or otherwise, arising from or out of the improper use of the Technology by Key Capital.

15.02

Petrovic hereby indemnifies, holds harmless and defends Key Capital, its officers, employees and agents against any and all claims arising as a result of any misrepresentations or breaches of warranty by, and any acts or omissions of, Key Capital, including, without limiting the generality of the foregoing, against any damages or losses, consequential or otherwise, arising from or out of the improper use of the Technology by Petrovic.

15.03

Key Capital covenants and agrees that it has the expertise necessary to handle the Technology with care and without danger to Key Capital, its employees, agents, or the public. Key Capital covenants that it will not accept delivery of the Technology until it has requested and received from Petrovic all necessary information and advice to ensure that it is capable of handling the Technology in a safe and prudent manner in accordance with this Agreement.

15.04

Key Capital and Petrovic each covenant and agree that they will each comply with all applicable laws, regulations and ordinances, whether Federal, Provincial, Municipal or otherwise with respect to the Invention, the Technology and all other subject matter of this Agreement.

ARTICLE 16
POWER OF ENTRY

16.01

Key Capital shall permit any duly authorized representative of Petrovic during normal business hours and at Petrovic's sole risk and expense to enter upon and into any premises of Key Capital for the purpose of inspecting Products and the manner of their manufacture and generally of ascertaining whether or not the provisions of this Agreement have been, are being, or will be complied with by Key Capital; provided that Petrovic shall maintain in strict confidence any information he receives during said inspections.

ARTICLE 17
INDEPENDENCE

17.01

Nothing contained herein shall be deemed or construed to create between the parties hereto a partnership or joint venture, and no party shall have the authority to act on behalf of any other party, or to commit any other party in any manner or cause whatsoever or to use any other party's name in any way not specifically authorized by this Agreement.

17.02

No party shall be liable for any act, omission, representation, obligation or debt of any other party, even if informed of such act, omission, representation, obligation or debt.

ARTICLE 18
GOVERNING LAW AND ARBITRATION

18.01

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada in force therein.

18.02

In the event of any dispute arising between the parties concerning this Agreement, its enforceability or the interpretation thereof, the same shall be settled by a majority vote of 3 arbitrators appointed pursuant to the provisions of the Commercial Arbitration Act of British Columbia, or any successor legislation then in force, and all such proceedings shall be conducted in Vancouver, British Columbia.

18.03

Section 18.02 of this Article shall not prevent a party hereto from applying to a court of competent jurisdiction for interim protection such as, by way of example, an interim injunction.

ARTICLE 19

ENUREMENT

19.01

Subject to the limitations hereinbefore expressed, this Agreement shall enure to the benefit of and be binding upon the parties, and their respective successors and permitted assigns.

ARTICLE 20

HEADINGS

20.01

Marginal headings as used in this Agreement are for the convenience of reference only and do not form a part of this Agreement and are not be used in the interpretation hereof.

ARTICLE 21
SURVIVAL OF COVENANTS

21.01

The terms and provisions, covenants and conditions contained in this Agreement which by the terms hereof require their performance by the parties hereto after the expiration or termination of this Agreement shall be and remain in force notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

ARTICLE 22

NON-WAIVER

22.01

No condoning, excusing or overlooking by any party of any default, breach or non-observance by any other party at any time or times in respect of any covenants, provisos, or conditions of this Agreement shall operate as a waiver of such party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance, so as to defeat in any way the rights of such party in respect of any such continuing or subsequent default or breach and no waiver shall be inferred from or implied by anything done or omitted by such party, save only an express waiver in writing.

22.02

No exercise of a specific right or remedy by any party precludes it from or prejudices it in exercising another right or pursuing another remedy or maintaining an action to which it may otherwise be entitled either at law or in equity.

ARTICLE 23
AGREEMENT EFFECTIVE

23.01

In the event that any part, section, clause, paragraph or subparagraph of this Agreement shall be held to be indefinite, invalid, illegal or otherwise voidable or unenforceable, the entire agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

23.02

This Agreement shall be effective from and after the date first set forth above notwithstanding its actual date of execution.

ARTICLE 24
NOTICES

24.01

All payments, reports and notices or other documents that any of the parties hereto are required or may desire to deliver to any other party hereto may be delivered only by personal delivery or by registered or certified mail, or telecopy, all postage and other charges prepaid, at the address for such party set forth on the first page of this Agreement or at such other address as any party may hereinafter designate in writing to the others. Any notice personally delivered or sent by telecopy shall be deemed to have been given or received at the time of delivery or telecopying. Any notice mailed as aforesaid shall be deemed to have been received on the expiration of five days after it is posted, provided that if there shall be at the time of mailing or between the time of mailing and the actual receipt of the notice a mail strike, slow down or labour dispute which might affect the delivery of the notice by the mails, then the notice shall only be effected if actually received.

ARTICLE 25
LEGAL ADVICE

25.01

The parties hereto acknowledge that they have each sought and obtained independent legal advice.

ARTICLE 26

GENERAL

26.01

Neither party hereto shall be held responsible for damages caused by delay or failure when such delay or failure is due to circumstances beyond its control which cannot reasonably be forecast or provided against, including without limitation war, warlike operations or hostilities, fires, floods, earthquakes, acts of God, strikes, lockouts or inability to obtain labour or material on time, or difficulties associated with the implementation of the Technology: and it is further understood that each party shall give the other written notice of the occurrence of any of the described events and make every reasonable effort to resume performance required by this Agreement.

26.02

This Agreement sets forth the entire agreement between the parties and supersedes all other oral and written representations, warranties, and agreements, and no amendments to this Agreement shall be binding unless executed in writing by the parties hereto.

26.03

Time shall be of the essence of this Agreement.

26.04

Whenever the singular or masculine or neuter is used throughout this Agreement the same shall be construed as meaning the plural or feminine or body corporate when the context or the parties hereto may require.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.

Vladimir Petrovic

KEY CAPITAL GROUP INC. Per:

Authorized Signatory

SCHEDULE "A"
Definitions

"Invention" means the invention which is the subject of the United States provisional patent application entitled "Sequential Pulse Method for Fast Battery Charging", filed July 19, 1999 on behalf of Petrovic as inventor and Key Capital as applicant, and all improvements thereon, all additions thereto and all other inventions derived from or based in whole or in part thereon;

"License" means the sole and exclusive right and license to use the Petrovic Marks and the Patents and to use, exploit and sub-license the Technology and the Invention for the purpose of manufacturing (or causing to be manufactured by a third party selected by Key Capital), distributing and selling Products throughout the Territory and for Other Applications on the terms and conditions set forth in this Agreement during the currency of this Agreement, including without limitation the right and license to grant sub-licenses of all or any portion of the right and license granted to Key Capital under this Agreement and the right and authority to act as agent of Petrovic in the exercise of any or all of the foregoing rights and otherwise in connection with the right and license hereby granted;

"Net Profits" means profits from the sale of Products and any sub-licensing of the Technology after deduction of all costs, charges and expenses, direct and indirect, incurred by Key Capital in the acquisition and protection of the License (and Petrovic's proprietary rights in and to the Technology) and the development, manufacture, production, marketing, sale and delivery of Products, including any sales taxes, value added taxes, customs and excise taxes, duties, commissions, bonuses and finders' fees payable by Key Capital (including in each case that portion of administrative expenses and overhead reasonably related to such activities, including without limitation rent, salaries and insurance) and after deduction of any cash or trade discounts, rebates or allowances paid, given or made in connection with the sale of Products and any sublicensing of the Technology, in each case taking into account cash or trade discount) in accordance with generally accepted Canadian accounting principles consistently applied, but before payment of income taxes;

"Other Applications" means applications of the Invention and/or Technology for purposes other than the manufacture or production of Products;

"Petrovic Marks" means all trademarks, service marks, logos, insignias, seals, designs and other symbols/devices created or developed by or on behalf of Petrovic, now or in the future, with respect to the Invention and/or Technology;

"Patents" means any and all patents, patent applications and patents pending relating in any way to the Invention and/or the Technology, including without limitation Petrovic's United States provisional patent application entitled "Sequential Pulse Method for Fast

Battery Charging", filed July 19, 1999 on behalf of Petrovic as inventor and Key Capital as applicant, and all patents derived therefrom and from any and all other patent applications filed by Petrovic in respect of the Invention or the Technology, and all proprietary rights associated with and arising from them and any amendments or improvements thereto;

"Products" means any and all products which may be manufactured, produced or otherwise derived, or are capable of being manufactured, produced or otherwise derived, using the Invention and/or all or some of the Technology, now or in the future;

"Rights" means the rights of Petrovic to all processes, trade secrets, know how, patent and trade-mark applications and other proprietary information relating to the Invention;

"Royalty Due Date" means the last working day of each month of each and every year during which this Agreement remains in full force and effect;

"Technology" means any and all of Petrovic's current and future trade secrets, proprietary information, plans, blueprints, technical data and materials, knowledge, know-how and techniques relating to the Invention and/or Patents, or otherwise relating to any process of battery charging or re-charging;

"Territory" means the entire world.